SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 20, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 20, 2007

Airbus awards TAM for its operational excellence in A320 aircrafts

São Paulo, April 20, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) was granted the Operational Excellence Award in Airbus A320 aircrafts among worldwide airlines which operate the models A318 / 319 / 320 / 321. The acknowledgement by the European manufacturer is based on a detailed technical analysis which recorded the best indicators of operating reliability (“mechanical dispatchabitlity”) during the 2005-2006 period, reflecting the high maintenance technical standard.

The result takes into account the number of flights delayed or cancelled for technical reasons. This is the third consecutive time that Airbus certifies the excellence of TAM’s maintenance: the company has already been awarded as the best worldwide operator of Airbus A319 aircrafts in 2003 and as the best operator of A319/320 aircrafts in fleets with up to 50 aircrafts in 2005.

With an operating fleet with 102 aircrafts, 80 of which being Airbus models (15 A319, 55 A320 and 10 A330), in addition to 19 F-100 and 3 MD-11, TAM has main bases of maintenance of line implanted at Congonhas and Guarulhos (SP) airports, in addition to specific centers in Recife, Brasília, Belo Horizonte, Rio de Janeiro, Curitiba and Porto Alegre. Major programmed maintenances (checks C and D) are performed at TAM’s Technological Center, located at an own area of 4.6 million square kilometers in São Carlos (São Paulo countryside area).

In accordance with the latest data related to January 2007 published by Airbus, TAM had an operating reliability index of 99.52% for its A319 fleet and 99.57% for its A320 aircrafts.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.7% domestic market share and 62.9% international market share at the end of March 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.8 million subscribers and has awarded more than 4.2 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.